Exhibit 99.1

Sapiens Expands Its Digital Division

Sapiens has expanded its recently established digital division by acquiring KnowledgePrice.com, a digital transformation services firm

Holon, Israel – January 3, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has expanded its digital division’s capabilities through the acquisition of KnowledgePrice.com (KnowledgePrice), a technology specialist with expertise in digital insurance services and consulting.

Based in Riga, Latvia, privately-held KnowledgePrice employs about 50 digital insurance technology experts and is a provider of services to leading insurance providers in Europe. KnowledgePrice has extensive expertise and long-term experience with open technologies, agile methodologies and best practices surrounding digital insurance, which will equip Sapiens’ customers with complete digital solutions.

KnowledgePrice will serve as a center for excellence for digital engagement services. Its experts will join Sapiens’ Digital Division, which focuses on digital and business intelligence (BI) services and solutions, including portal and digital distribution offerings to customers worldwide. The expanded Digital Division will create innovative offerings and provide full support during customers’ digital journeys.

Sapiens offers a complete Digital Suite that includes an advanced analytics solution, a portal for consumers and agents, personalized video capabilities, a customer engagement platform, and cloud offerings and services.

“In a fast-changing world where insurers and vendors must continuously evolve, integrated digital capabilities are key,” said Roni Al-Dor, Sapiens president and CEO. “We recently created a new digital division to provide our clients with the most relevant, customer-centric digital technologies. The addition of KnowledgePrice’s experts will enable us to better help our customers fully embrace digital transformation.”

“Sapiens’ strategic investment in digital capabilities enhances our footprint in this market by seamlessly integrating digital customer services with the underlying administration software, creating a unique proposition for end users,” added Roni Al-Dor. “Our new Digital Division and the KnowledgePrice acquisition will enable insurers to select a best-of-breed or fully integrated approach to affordably scale their digital initiatives.”

The acquisition, whose primary goal is to expand Sapiens’ resources and knowledge base, is not significant to Sapiens’ revenue or profits.

About KnowledgePrice.com

KnowledgePrice.com enables insurance carriers to offer digital services. The company’s expertise includes insurance enterprise architecture, system design, IT project management and programming around the insurance digital transformation journey. For more information: www.knowledgeprice.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com